UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

EMCORE Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

290846203

(CUSIP Number)

Northern Right Capital Management, L.P.

Attn: Matthew A. Drapkin

9 Old Kings Hwy. S.

4th Floor

Darien, Connecticut 06820

(203) 951-5440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290846203

1	NAME OF REPORTING PERSONS Northern Right Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 366,387
	8	SHARED VOTING POWER 2,119,257
	9	SOLE DISPOSITIVE POWER 366,387
	10	SHARED DISPOSITIVE POWER 2,119,257

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,485,644
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.98%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 290846203

1	NAME OF REPORTING PERSONS Northern Right Capital (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,820,012
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,820,012
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,820,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.58%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 290846203

1	NAME OF REPORTING PERSONS NRC Partners I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 299,245
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 299,245
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 299,245
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.08%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 290846203

1	NAME OF REPORTING PERSONS BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,485,644
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,485,644

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,485,644
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.98%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 290846203

1	NAME OF REPORTING PERSONS Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,485,644
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,485,644

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,485,644
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.98%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 10, 2018, on behalf of the Reporting Persons, with respect to the shares of common stock, no par value (the “Common Stock”), of EMCORE Corporation, a New Jersey corporation (the “Issuer”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented to add the following information for updating as of the date hereof:

The Reporting Persons expended an aggregate amount equal to $13,183,243 (including commissions) to purchase 2,485,644 shares of Common Stock. Funds used to purchase the reported securities held by Northern Right QP have come from the working capital of Northern Right QP, which may, at any given time, include margin loans made by brokerage firms or banks in the ordinary course of business. Funds used to purchase reported securities held by the Managed Account have come from the funds of the Managed Account, which may, at any given time, include margin loans made by brokerage firms or banks in the ordinary course of business.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate [•]shares of Common Stock. Based upon a total of 27,670,466 outstanding shares of Common Stock as of January 31, 2019, as reported in the Issuer’s annual report on Form 10-Q for the quarter ended December 31, 2018, which was filed with the Securities and Exchange Commission on February 6, 2019 the Reporting Persons’ shares represent approximately 8.98% of the outstanding shares of Common Stock.

Northern Right QP beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 1,820,012 shares of Common Stock (the “QP Shares”), which represent approximately 6.58% of the outstanding shares of Common Stock.

NRC Partners I, LP beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) 299,245 shares of Common Stock (the “NRC Shares”), which represent approximately 1.08% of the outstanding shares of Common Stock.

As general partner and investment manager of Northern Right QP and NRC Partners I, LP, Northern Right Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the QP Shares and the NRC Shares. Northern Right Management disclaims beneficial ownership of the QP Shares and NRC Shares. Northern Right Management in its capacity as investment manager for the Managed Account may be deemed to have the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) 366,387 shares held by the Managed Account (the “Managed Account Shares”), which represent approximately 1.32% of the outstanding shares of Common Stock. Northern Right QP disclaims beneficial ownership of the Managed Account Shares.

As general partner of Northern Right Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Northern Right Management. BCA disclaims beneficial ownership of any shares of Common Stock beneficially owned by Northern Right Management.

As managing member of BCA, Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA. Mr. Drapkin disclaims beneficial ownership of any shares of Common Stock beneficially owned by BCA.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock since the original filing of this Schedule 13D, all of which were brokered transactions, are set forth below.

Reporting Person	Trade Date	Purchased (Sold)	Price / Share $
Northern Right QP	3/6/2019	19,374	4.0629
Northern Right QP	3/7/2019	31,963	4.0204
Northern Right QP	3/11/2019	14,140	3.9901
Northern Right QP	3/18/2019	12,825	4.0026
Northern Right QP	3/19/2019	25,754	3.8728
Northern Right QP	3/25/2019	14,449	3.7388
Managed Account	3/6/2019	3,901	4.0629
Managed Account	3/7/2019	6,434	4.0204
Managed Account	3/11/2019	2,847	3.9901
Managed Account	3/18/2019	2,581	4.0026
Managed Account	3/25/2019	2,909	3.7388
Managed Account	3/19/2019	5,184	3.8728
NRC Partners I, LP	2/13/2019	13,355	4.1545
NRC Partners I, LP	2/14/2019	10,006	4.1032
NRC Partners I, LP	2/15/2019	10,348	4.0971
NRC Partners I, LP	2/19/2019	6,615	4.142
NRC Partners I, LP	2/20/2019	1,410	4.197
NRC Partners I, LP	2/21/2019	1,900	4.1939
NRC Partners I, LP	2/22/2019	13,056	4.1808
NRC Partners I, LP	2/25/2019	15,412	4.1942
NRC Partners I, LP	2/26/2019	10,574	4.1643
NRC Partners I, LP	2/27/2019	11,879	4.1402
NRC Partners I, LP	2/28/2019	9,401	4.1247
NRC Partners I, LP	3/1/2019	6,519	4.1034
NRC Partners I, LP	3/4/2019	9,054	4.0983
NRC Partners I, LP	3/5/2019	2,055	4.0903
NRC Partners I, LP	3/6/2019	14,596	4.0629
NRC Partners I, LP	3/7/2019	4,923	4.0204
NRC Partners I, LP	3/11/2019	2,231	3.9901
NRC Partners I, LP	3/18/2019	2,023	4.0026
NRC Partners I, LP	3/19/2019	4,062	3.8728
NRC Partners I, LP	3/22/2019	4,001	3.7935
NRC Partners I, LP	3/25/2019	2,216	3.7388
NRC Partners I, LP	3/26/2019	20,000	3.6897

(d) No person other than the Reporting Persons, and the Managed Account with respect to the Managed Account Shares, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common Stock set forth above.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2019

NORTHERN RIGHT CAPITAL MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

By:	/s/ Matthew Drapkin
	Name:	Matthew Drapkin
	Title:	Managing Member

NORTHERN RIGHT CAPITAL (QP), L.P.

By:	Northern Right Capital Management, L.P., its general partner

By: BC Advisors, LLC, its general partner

By:	/s/ Matthew Drapkin
	Name:	Matthew Drapkin
	Title:	Managing Member

BC ADVISORS, LLC

By:	/s/ Matthew Drapkin
	Name:	Matthew Drapkin
	Title:	Managing Member

MATTHEW A. DRAPKIN

/s/ Matthew Drapkin